Exhibit 12.2

HIGHWOODS REALTY LIMITED PARTNERSHIP
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED UNIT DISTRIBUTIONS

Three Months Ended March 31, 2016
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$26,857
Fixed charges	23,501
Capitalized interest	(1,933)
Distributions of earnings from unconsolidated affiliates	717
Total earnings	$49,142

Fixed charges and Preferred Unit distributions:
Contractual interest expense	$19,715
Amortization of debt issuance costs	990
Capitalized interest	1,933
Interest component of rental expense	863
Total fixed charges	23,501
Preferred Unit distributions	626
Total fixed charges and Preferred Unit distributions	$24,127

Ratio of earnings to fixed charges	2.09
Ratio of earnings to combined fixed charges and Preferred Unit distributions	2.04